Contact

www.linkedin.com/in/jeffreyrjaffe
(LinkedIn)

Top Skills

Corporate Law
Private Equity
Start-up Ventures

Jeffrey Jaffe

Counsel at Zukerman Gore Brandeis & Crossman LLP
New York City Metropolitan Area

Summary

During a legal career that has now spanned over 20 years, I have built a successful corporate practice, focusing on transactional and business matters for privately held entities, from entrepreneurs and start-ups to established global enterprises in a wide range of industries. I often serve in the role of outside general counsel who, over time, also becomes a trusted business advisor and valuable member of my client's executive management team. While technical proficiency and attention to detail are the foundation of my practice, I pride myself on providing seasoned, pragmatic, strategic guidance, always with an eye on the big picture, from the company's formation through all stages of its growth.

I have experience across the spectrum of business sectors, including manufacturing, service industries, intellectual property, device and mobile technology, Internet, software, hardware, digital platforms and new media, music, entertainment, fashion, retail and consumer products. Among my areas of expertise are entity structure, shareholder and operating agreements, capital raising through various stages of equity offerings, convertible debt financings or debt transactions, negotiating and drafting manufacturing, licensing, sale and distribution agreements, handling general company transactions, intellectual property issues, employment matters, joint ventures and capital events (M&A, purchase and sale of stock and assets).

I represent issuers and investors in private equity transactions, from early stage seed capital/angel investments to convertible bridge loans through Series A and B venture capital transactions.
I am experienced in the structure, formation and capitalization of private equity funds, venture capital funds (including VCOCs) and real estate investment funds, also handling due diligence and the subsequent investment of committed capital into the fund’s portfolio companies.

Experience

Zukerman Gore Brandeis & Crossman LLP
Senior Counsel
September 2021 - Present (2 years 6 months)
New York, New York, United States

Propp Lapidus & Jaffe, LLP
Partner
January 2001 - September 2022 (21 years 9 months)
New York, NY

After 5 years as an associate, I was named partner in the successor firm to Tanner, Propp & Farber and appointed to manage firm's corporate legal practice, client origination and retention, marketing and oversight of support staff.

I also specialized in the transactional representation of privately held entities in a wide range of matters, including general company transactions, debt and equity financings, intellectual property issues, licensing, employment matters, stock option and other employee incentive plans, joint ventures and capital events from mergers to the purchase and sale of stock and assets.

Herrick, Feinstein LLP
Counsel
February 2020 - September 2021 (1 year 8 months)

Morgan Lewis
Counsel
September 2017 - November 2018 (1 year 3 months)
New York, NY

Wilk Auslander LLP
Counsel
October 2014 - March 2016 (1 year 6 months)
New York, NY

At this mid-sized general practice I continued to focus on my corporate practice, handling a range of transactional and business matters for entrepreneurs, start-ups and established companies across a wide variety of sectors (manufacturing, service industries, intellectual property, device and mobile technology, Internet, software, hardware, digital platforms and new media, music, entertainment and retail and consumer products) from formation through all stages of the company's growth.

I often served in the role of outside general counsel and trusted advisor to my corporate clients, where I not only handled and coordinated most aspects of the company's legal affairs, but also assisted with high level strategic planning. Among my areas of expertise: entity structure and the preparation of shareholder and operating agreements, capital raising through various stages of equity offerings, convertible debt financings or debt transactions, negotiating and drafting manufacturing, licensing, sale and distribution agreements, handling general company transactions, intellectual property issues, employment matters, joint ventures and capital events from mergers and acquisitions to the purchase and sale of stock and assets.

I also represented issuers and investors in private equity transactions, from early stage seed capital/angel investments to convertible bridge loans through Series A and B venture capital transactions. I am experienced in the structure, formation and capitalization of private equity funds, venture capital funds (including VCOCs) and real estate investment funds, also handling due diligence and the subsequent investment of committed capital into the fund's portfolio companies.

I am experienced in entertainment law, particularly the financing and production of motion pictures from development through distribution. I've also represented many clients in new media and Internet ventures, the fashion, apparel, garment and textile industries.

Aschettino Struhs LLP
Of counsel
October 2013 - August 2014 (11 months)
New York, NY

Specialized in the firm's corporate, financing and transactional matters. Focused on all aspects of the structure, formation, capitalization and transactional representation of companies in their various forms, including corporations, limited liability companies, general partnerships, joint ventures and private equity/venture capital funds.

Tanner Propp & Farber, LLP
Associate
January 1996 - January 2001 (5 years 1 month)

New York, NY

As an associate at this well-regarded boutique firm, I gained valuable litigation experience as foundation for subsequent transition to firm's corporate and entertainment practice, including development of litigation strategy, drafting pleadings, motion practice, discovery, research and preparation of memoranda of law, trials and judgment enforcement.

I was also given broad responsibility in transactional matters over deal structure, compliance with private placement and Blue Sky regulations, due diligence, negotiation and preparation of documents and organization of closings.

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Education

University of Wisconsin-Madison
Bachelor of Arts (B.A.), History · (1987 - 1991)

Southwestern University School of Law
Doctor of Law (J.D.) · (1991 - 1994)